Exhibit 99.1

Rail Vision Receives Patent Approval from the Indian Patent Office

India has the fourth largest railway network with over 22,593 operating trains with a daily passenger count of 24 million passengers and 203.88 million tons of freight

Ra’anana, Israel, Feb. 05, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced it was granted a patent approval from the Indian Patent Office.

The patent, titled “SYSTEM AND METHOD FOR OBJECT AND OBSTACLE DETECTION AND CLASSIFICATION IN COLLISION AVOIDANCE OF RAILWAY APPLICATIONS”, has already approved in the US and Japan and is pending approval in Europe and China.

The patent covers the method for detection and identification of objects and obstacles near, between or on railway. The method refers to several forward-looking imagers adapted to cover all vision ranges and is also sensitive to each different wavelength of radiation.  Electro optic sensors (e.g. thermal infrared imaging sensor and visible band imaging sensor) are used to survey and monitor railway scenes in real time.

Rail Vision’s Main Line system utilizes advanced vision sensor technology, incorporating engineering, big data, and AI that is installed directly on trains. This system is capable of collecting data, including weather information, in real time and from remote locations accessible exclusively by railway routes.

“India, with its vast and busy railway network, is a huge potential market for our advanced technology,” said Shahar Hania, Rail Vision’s Chief Executive Officer. “The approval of our patent, already recognized in the US and Japan and pending in Europe and China, reinforces our commitment to enhancing railway safety and operational efficiency worldwide.”

According to India Brand Equity Foundation, a trust established by the Department of Commerce, Ministry of Commerce and Industry, Government of India, India has the fourth largest railway network in the world with over 22,593 operating trains (9,141 freight and 13,452 passengers) with a daily passenger count of 24 million passengers and 203.88 million tons of freight. In 2022, passenger traffic stood at 3.54 billion as compared to 1.28 billion in 2021. Total revenue from traffic in India for 2022-23 is estimated to be $28.93 billion, an increase of 19% over revised estimates for 2021-22. Freight revenue in India is estimated to be $19.92 billion in 2022-23, an increase of 14% over the revised estimates for 2021-22. The passenger revenue in India is estimated to be $ 7.06 billion, an increase of 32% over a low base in 2021-22.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the huge potential market for the Company’s advanced technology and the Company’s commitment to enhancing railway safety and operational efficiency worldwide. In addition, the Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
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